                                   EXHIBIT 12

              COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES(1)
                             (DOLLARS IN THOUSANDS)

                                                             FISCAL YEAR ENDED JUNE(2)
                                                 -------------------------------------------------
                                                  1999       1998       1997      1996      1995
                                                 -------   --------   --------   -------   -------
Pre-tax income (loss) from continuing
  operations...................................  $(3,797)  $(10,092)  $(16,657)  $17,427   $18,345
Minority interest in the income of subsidiary
  with fixed charges...........................       87       (377)      (741)   (1,111)     (316)
Plus: Capitalized interest amortized during the
  period.......................................    1,309      1,168        889       584       546
Less: Capitalized interest.....................     (940)    (1,950)    (1,351)     (887)     (579)
                                                 -------   --------   --------   -------   -------
                                                  (3,341)   (11,251)   (17,860)   16,013    17,996
                                                 -------   --------   --------   -------   -------
Fixed charges:
  Interest expense and amortization of debt
     discount and premium on all
     indebtedness..............................   49,857     52,221     46,600    12,411    10,975
Rentals--33%...................................    1,368      1,250      1,223       573       581
                                                 -------   --------   --------   -------   -------
          Total fixed charges..................   51,225     53,471     47,823    12,984    11,556
                                                 -------   --------   --------   -------   -------
Earnings before income taxes, minority interest
  and fixed charges............................  $47,884   $ 42,220   $ 29,963   $28,997   $29,552
                                                 =======   ========   ========   =======   =======
Ratio of earnings to fixed charges.............      0.9        0.8        0.6       2.2       2.6
                                                 =======   ========   ========   =======   =======
Earnings >(<) Fixed Charges....................  $(3,341)  $(11,251)  $(17,860)  $16,013   $17,996

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(1) The ratio of earnings to fixed charges is computed by dividing earnings by fixed charges. For this purpose, "earnings" include operating income (loss) before income taxes, extraordinary items and cumulative effect of an accounting change plus fixed charges. Fixed charges include interest, whether expensed or capitalized, amortization of debt expense and discount or premium relating to any indebtedness, whether expensed or capitalized and the portion of rental expense that is representative of the interest factor in these rentals. In fiscal 1999, 1998 and 1997, earnings were insufficient to cover fixed charges by approximately $3,341,000, $11,251,000 and $17,860,000, respectively.
(2) The Company's fiscal year ends on the last Saturday of June.